October 23, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Gupta Barros & Erin E. Martin

Re:	Prospect Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 23, 2009
File No. 333-162116

Ladies and Gentlemen:

Prospect Acquisition Corp. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to its Registration Statement on Form S-4, File No. 333-162116 (the “Registration Statement”) originally filed with the Commission on September 24, 2009.  On behalf of the Company, and based upon information provided by the Company, Kennedy-Wilson, Inc. (“Kennedy-Wilson”) and their respective advisors, we respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated October 21, 2009, from Ms. Sonia Gupta Barros to Mr. David A. Minella, Chairman and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

General

1.                                     We note your response to comment 1 in our letter dated October 9, 2009.  Based on the timetable provided in your response, please advise us the latest date on which all holders of shares and warrants, including beneficial holders, as applicable, would be in receipt of the proxy statement/prospectus and the number of business and calendar days such holders will have to review the materials prior to casting their votes, or delivering their notices of election to convert their shares or exchange their warrants, as applicable.  We note disclosure indicating that stockholders and warrantholders must provide their notice of election or tender, as applicable, prior to the annual meeting.  Please also advise us if company can modify the current table to provide such holders with additional time with which to make an investment decision, such as by expediting printing, distribution and dissemination by the various parties involved, including Broadridge, or providing internet and/or telephone voting up until the night prior to November 13, 2009.  In light of the information you provide in response to this comment, please advise us why you believe the time period provided to both warrant and stockholders is sufficient in order for them to make a reasonably informed investment decision.

Response:

The Company advises the Staff that, in response to the Staff’s comment regarding the Company’s timetable as set forth in its letter dated October 16, 2009, the Company has requested expedited printing, distribution and dissemination by its various third party service providers, including its financial printer, its proxy solicitor and Broadridge.  With these expedited procedures in place, it is likely that the

Company and Broadridge will be able to mail the proxy statement/prospectus to holders of shares and warrants, including beneficial holders, as applicable, no later than Saturday, October 31, 2009, by overnight mail for delivery by Monday, November 2, 2009.  This schedule would allow holders 11 calendar days and 9 business days to review the materials, until November 12, 2009, the day prior to the special meetings and the date by which stockholders must provide notice of exercise of their conversion rights, warrant holders must provide notice of their elections, and practically speaking, each must cast their votes (unless they choose to do so at the special meetings on November 13, 2009).  It is possible that the mailing could go out even one day earlier, on Friday, October 30, 2009, which would add 1 business day and 1 calendar day to the totals in the prior sentence.  In addition, street-name shareholders will have available internet and telephone voting procedures until 11:59 P.M. Eastern time on November 12, 2009, the day before the date of the special meetings of warrant holders and stockholders.  99% of street-name holders will have telephone and internet voting as a result of these procedures.  All of the Company’s shares and warrants are held in street-name other than shares and warrants held by its founders, who have been involved in the proposed merger, directly or through their affiliates, as officers and directors of the Company.  The Company has also been advised by its proxy solicitor that a sizable majority of the street-name holders elect to receive materials from Broadridge electronically, which would mean that those investors would receive materials no later than Saturday, October 31, 2009 (and possibly as early as Friday, October 30, 2009).  The Company believes, in light of the foregoing, that its stockholders and warrant holders will have adequate time to make reasonably informed investment decisions before they are required to cast their votes, elect to convert, or make their warrant elections, in particular since the general terms of the transaction and a significant amount of information about the background and the transaction generally have been publicly available in the S-4 and other documents filed with the Commission, and in light of the generally sophisticated and experienced nature of most investors in the Company, who are accustomed to investing in special purpose acquisition companies and who are generally familiar with the terms of transactions similar to the Company’s.

2.                                     We note your response to comment 4 in our letter dated October 9, 2009.  With respect to:

•                  the first, second, third and sixth factors of the Wellman test referenced in your response, please indicate with greater specificity the number of holders the company’s founders and affiliates intend to solicit; the percentage of the issuer’s stock the founders and affiliates may purchase; the price per share the founders and affiliates will offer holders and the period of time offers will be open.  Provide the maximum figures if you cannot predict with greater specificity.

•                  the seventh factor, please advise when you anticipate holders who elect conversion of their shares would receive cash consideration from the company.

Response:

The Company notes that it has revised its disclosure under the heading “Actions That May Be Taken to Secure Approval of Prospect’s Stockholders and Warrantholders” on pages 32 and 82-83 of the Registration Statement to indicate that the Company may itself enter into agreements with its stockholders or warrantholders to acquire their securities or may enter into an arrangement with a third-party “aggregator” that would enter into such agreements.  Accordingly, the Company has taken into account these additional potential arrangements in responding to the Staff’s comment.  The Company reiterates its view that these potential purchases, as well as those described in its response to the prior comment do not rise to a tender offer, and in explaining this view addresses the Staff’s questions set forth in Comment 2.

Following the record date, the Company’s investment bankers will begin to gather information about holders of the Company’s shares who have indicated an intention to vote against the transactions.  Based on this information, the Company, its founders, Kennedy-Wilson, Kennedy-Wilson’s stockholders or their respective affiliates may make individual offers to purchase certain of these investors’ shares.  The Company anticipates that the Company, the Company’s founders, Kennedy-Wilson, Kennedy-Wilson stockholders or their respective affiliates may make individual offers to purchase the securities of up to 10 to 15 institutional or sophisticated investors who have indicated an intention to vote against the transactions.  The Company does not believe that these efforts would constitute “active and widespread solicitation” under the first factor of the test set forth in Wellman v. Dickinson, 475 F. Supp. 783, given the small number of offerees and given that retail investors will not be contacted at all.

With respect to the second factor of the Wellman test, the Company has not yet determined what percentage of its stock may be purchased, but it anticipates that the amount would not total greater than approximately 24% of its outstanding shares (or 30% of the public shares).  While the Company concedes that this is a moderate percentage of the Company’s outstanding stock, it is quite possible that the amount the Company actually purchases may be less than this maximum.

With respect to the third factor of the Wellman test, the Company notes that the purchase price paid in these arrangements is typically negotiated based on the per share value held in the Company’s trust account rather than the prevailing market price, though the two numbers are generally very close in value.  The Company anticipates that the purchase price paid in these arrangements will not exceed a very small premium (i.e., up to $0.03 or $0.04 per share) over the per share value held in the Company’s trust account and certainly will not be “at a price substantially above the current market price” as set forth in Hanson Trust PLC v. SCM Corp., 774 F. 2d 47 (citing various House and Senate Reports).

With respect to the sixth factor of the Wellman test, the Company anticipates that negotiations with potential institutional or sophisticated shareholders will take place from time to time during the entire period beginning with the record date and continuing until the date of the stockholders’ and warrantholders’ meetings, except during the “restricted period” for the distribution under Regulation M.  The Company will not be making “take-it or leave-it” offers that will only be open for a limited time.

Finally, with respect to the seventh factor, the Company anticipates that holders who elect to convert their shares would receive cash consideration from the Company within one week following the closing of the merger.  The Company respectfully submits that the difference between receiving cash consideration at closing (pursuant to a voluntary arrangement of the sort described in the Registration Statement) or up to one week after closing does not subject investors to pressure to sell their stock, particularly in light of prevailing interest rates.

The Company submits further that the proposed transactions are distinguishable from the classic tender offer scenario recognized by courts and outlined in, among other cases, Hanson, which makes a clear distinction between such scenarios and those similar to the Company’s.  The Hanson court states, specifically, that “courts soon recognized that in the case of privately negotiated transactions or solicitations for private purchases of stock many conditions leading to the enactment of Section 14(d) for the most part do not exist.  The number and percentage of stockholders are usually far less than those involved in public offers.  The solicitation involves less publicity than a public tender offer or none.  The solicitees, who are frequently directors, officers or substantial stockholders of the target, are more apt to be sophisticated, inquiring or  knowledgeable concerning the target’s business, the solictor’s objectives and the impact of the solicitation on the target’s business prospects.  In short, the solicitee in a private transaction is less likely to be pressured, confused, or ill-informed regarding the businesses and decisions at stake than solicitees who are the subjects of a public tender offer.”   In fact, the Company’s submits that

the stockholders it or its affiliates might enter into transactions with are, as in Hanson “highly sophisticated professionals, knowledgeable in the market place and well aware of the essential facts needed to exercise their professional skills and to appraise Hanson’s offer….”

In summary, the Company respectfully submits that in light of both the Wellman test and the Hanson case, among others, the arrangements it anticipates do not amount to a tender offer.

3.                                     We note your response to comment 6 in our letter dated October 9, 2009 and reissue that comment.  Your prospectus should be written in compliance with the plain English rules.  See Rule 421 of Regulation C.  We note that you continue to use defined terms throughout your prospectus, including those with common meanings such as “Warrant Amendment,” “Public Warrants” and “Cash Amount.” We also note your use of embedded lists and small Roman numerals in parentheses.  Please refer to our Staff Legal Bulletin No.  7A on Plain English Disclosure for additional guidance and revise your disclosure accordingly.

Response:

The Company has revised the Registration Statement throughout in response to the Staff’s comment.

Outside Front Cover Page of Prospectus

4.                                     We note your response to comment 7 in our letter dated October 9, 2009 and reissue that comment.  The cover page is still very detailed.  Information that is not required by Item 501 of Regulation S-K is more appropriate in the prospectus summary or the body of the prospectus.  Please further limit the cover page.

Response:

The Company has revised the outside front cover page of the prospectus in response to the Staff’s comment.

5.                                     We note your response to comment 8 in our letter dated October 9, 2009 and reissue that comment in part.  You still make reference to a deadline for stockholders to request information.  Please clarify the information to which this statement relates or delete the statement.  You must include all required and material information in the proxy statement and prospectus.

Response:

The Company has revised page ii of the Registration Statement in response to the Staff’s comment.

Summary of the Material Terms of the Merger, page 1

6.                                     We have reviewed your response to comment 13 in our letter dated October 9, 2009.  In light of your discussion of the fair market value of Kennedy-Wilson in the section of the prospectus titled “The Merger Proposal,” it appears that the term “aggregate value” is not an appropriate, balanced measure.  Please remove this term and disclosure from the prospectus.

Response:

The Company has revised pages 1, 20, 207, 208-209, 213 and 220 of the Registration Statement in response to the Staff’s comment.

Questions and Answers for Prospect Stockholders and Warrantholders about the Proposals, page 5

7.                                     We note your response to comment 12 in our letter dated October 9, 2009.  The Q&A and the summary of the proxy statement/prospectus beginning on page 20 continue to repeat much of the same information.  Please revise to eliminate repetition between your Q&A and summary sections.

Response:

The Company has revised the Q&A and summary sections of the Registration Statement in response to the Staff’s comment.

When do you expect the Merger to be completed, page 13

8.                                     In your next amendment, please include the anticipated dates of the merger and meetings.

Response:

The Company has revised the Registration Statement throughout in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 20

Kennedy-Wilson, page 21

9.                                     We note your additional disclosure regarding a new joint venture between Kennedy-Wilson and a private equity firm.  Please include similar disclosure in Kennedy-Wilson’s business section on page 193.

Response:

The Company has revised page 207 of the Registration Statement in response to the Staff’s comment.

10.                              Please expand your disclosure regarding the status of the equity commitments of up to $108 million.  If the potential joint venture is targeting this amount but does not currently have any commitments, please revise your disclosure to clarify this or remove the reference to $108 million.  Please clarify the nature of the commitments.  For example, disclose if the commitments are binding or non-binding.

Response:

The Company has revised page 20 of the Registration Statement in response to the Staff’s comment.

The Merger and the Merger Proposal, page 22

11.                              We note your response to comment 14 in our letter dated October 9, 2009.  Please revise your disclosure to discuss the aspect of Kennedy-Wilson’s business that was not contemplated in your IPO registration statement.

Response:

The Company has revised pages 21-22 of the Registration Statement in response to the Staff’s comment.

Selected Unaudited Pro Forma Condensed Consolidated Financial Statements, page 40

12.                              We have considered your response to our prior comment 17.  Please confirm for us that the warrants, as they currently stand, cannot be net cash settled.

Response:

The Company confirms to the Staff that the warrants, as they currently stand, cannot be net cash settled.

Risk Factors, page 47

Risks Related to Kennedy-Wilson’s Business and Operations Following the Merger, page 47

13.                              We note that you have included risk factors regarding Kennedy-Wilson’s business and operations in California and Japan.  We further note that Kennedy-Wilson also focuses on other areas of the United States, such as Hawaii.  Please include a risk factor that discusses the risks associated with owning and operating real estate properties in Hawaii, such as the fluctuation in tourism, and its resulting effect on the state’s economy, the isolated location of Hawaii and the potential for natural disasters.

Response:

The Company has revised page 54 of the Registration Statement in response to the Staff’s comment.

Special Meeting of the Prospect Warrantholders and Special Meeting of the Prospect  Stockholders, page 72

Actions That May Be Taken to Secure Approval of Prospect’s Stockholders and  Warrantholders, page 80

14.                              We note your response to comment 26 in our letter dated October 9, 2009 and reissue that comment in part.  Please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of securities.

Response:

The Company has revised pages 32 and 82 of the Registration Statement in response to the Staff’s comment.

15.                              We note your response to comment 26 in our letter dated October 9, 2009.  Please clarify if you will share voting information with affiliates, Kennedy-Wilson and Kennedy-Wilson shareholders.

Response:

The Company has revised pages 32 and 82 of the Registration Statement in response to the Staff’s comment.

16.                              We note your disclosure in this section that Prospect will not enter into any such arrangement and no funds in its trust account will be used to make such purchases or to fund other such arrangements.  On page 101, however, you make reference to costs associated with incentives and non-cash arrangements that might be considered by Prospect to influence stockholder votes and guide the outcome of approval.  Please describe these potential expenditures in this section.  Please also revise your disclosure to explain this potential inconsistency.

Response:

The Company has revised its disclosure on pages 32-33 and 82-83 of the Registration Statement to indicate that the Company may enter into agreements to purchase its common stock or warrants.

The Merger Proposal, page 86

Management Bonuses, page 87

17.                              We note your response to comment 27 in our letter dated October 9, 2009.  Please explain in this section why only Mr. McMorrow and Ms. Ricks are potentially entitled to receive cash bonuses upon the consummation of the merger.

Response:

The Company has revised page 90 of the Registration Statement in response to the Staff’s comment.

The Guardian Note, page 88

18.                              Please disclose the issuer of the Guardian Note.

Response:

The Company has revised page 91 of the Registration Statement in response to the Staff’s comment.

19.                              Please disclose the current outstanding principal balance and accrued interest of the Guardian Note and your estimate of the amount of shares of common stock into which the note will be convertible following the merger.

Response:

The Company has revised page 91 of the Registration Statement in response to the Staff’s comment.

Background on the Merger, page 90

20.                              We have reviewed your response to comments 33 and 52 in our letter dated October 9, 2009 and reissue those comments as they relate to forecasts and projections.  We further note that both the board and Houlihan Smith took into account financial forecasts and projections for Kennedy-Wilson.  Please disclose the financial forecasts and projections that were relied upon by the board and Houlihan in making their determinations regarding the merger.

Response:

The Company has revised pages 106 and 126 of the Registration Statement in response to the Staff’s comment.

Prospect’s Board of Directors’ Reasons for Approval of the Merger, page 98

21.                              We note your response to comment 37 in our letter dated October 9, 2009 and reissue that comment in part.  We note that these companies are different than the ones used in Houlihan Smith’s comparison.  Please explain why.

Response:

The Company has revised page 103 of the Registration Statement in response to the Staff’s comment.

22.                              We note your disclosure on page 99 that “in the context of a publicly traded market valuation the EBITDA and earnings multiple approach will be more relevant measure.” Please explain your rationale for this belief and describe the conversations with your financial advisors that led you to this conclusion.

Response:

The Company has revised page 103 of the Registration Statement in response to the Staff’s comment.

23.                              We note your response to comment 38 in our letter dated October 9, 2009 and reissue that comment in part.  Please further expand your disclosure as to how the board reached its conclusion.  We note that the board determined that Kennedy-Wilson’s fair market value was at least equal to $242.5 million, which is the same amount in the trust account.  As disclosed, Houlihan Smith determined that the fair market value of Kennedy-Wilson was at least equal to $194 million.  Please specifically note in the prospectus that the fair market value that the board used in making its determination was different than that of Houlihan Smith.

Response:

The Company has revised page 106 of the Registration Statement in response to the Staff’s comment.

24.                              We note that the disclosure regarding your valuation is based upon the infusion of capital that will be provided to Kennedy-Wilson in this transaction.  The inclusion of this infusion of capital does not appear reasonable in determining the fair market value of Kennedy-Wilson as a stand alone entity.  Please disclose how Kennedy-Wilson has a fair market value that meets the 80% test without receiving the capital infusion.

Response:

The Company has revised page 107 of the Registration Statement in response to the Staff’s comment to clarify that the capital referred to in the phrase “deployment of new capital” was referring to outside investor capital as opposed to the funds in the Company’s trust account.  The Company has also revised page 103 of the Registration Statement in response to the Staff’s comment.

25.                              We note your response to comment 41 in our letter dated October 9, 2009 and we reissue it in its entirety.  Please provide more disclosure about the board’s determination that the consideration to be paid by Prospect was fair to its stockholders.

Response:

The Company has revised page 106 of the Registration Statement in response to the Staff’s comment.

Comparable Company and Comparable Transaction Valuation Metrics, page 101

26.                              We note your response to comment 43 in our letter dated October 9, 2009 and reissue that comment.  Please quantify the valuations determined for Jones Lang LaSalle, CB Richard Ellis and The Blackstone Group and explain how those valuation metrics factored into the board’s determination.

Response:

The Company has revised pages 105-106 of the Registration Statement in response to the Staff’s comment.

Satisfaction of 80% Test, page 102

27.                              We note your response to comment 46 in our letter dated October 9, 2009 and reissue that comment.  Please describe the “financial analysis Prospect generally used.”

Response:

The Company notes that the “financial analysis Prospect generally used” was described in the clauses following that language.  To avoid confusion, the Company has revised page 107 of the Registration Statement in response to the Staff’s comment.

Kennedy-Wilson Board of Directors’ Reasons for Approving the Merger, page 105

28.                               We note your response to our prior comment 48 regarding a discussion and copy of the opinion of Berkshire Capital Securities LLC and reissue that comment.  Please see Item 4(b) of Form S-4.

Response:

The Company has included a discussion of the opinion of Berkshire Capital Securities LLC on pages 111-118 of the Registration Statement and has added a copy of the opinion as Annex I.

Fairness Opinion page 109

29.                               We note your response to comment 53 in our letter dated October 9, 2009 and your additional disclosure on page 113 regarding the promissory note owed by Mr. McMorrow, the bonuses and the Guardian note.  However, there is still very little disclosure about Houlihan Smith’s determination that the consideration to be paid by Prospect in conjunction with the merger is fair.  Please provide more details about Houlihan Smith’s determination regarding the consideration to be paid.

Response:

The Company has revised page 121 of the Registration Statement in response to the Staff’s comment.

Income Approach — Discounted Cash Flow Method, page 113

30.                               We note your response to comment 54 in our letter dated October 9, 2009 and reissue that comment.  Disclose the net cash flows, the projected period and the net-interest bearing debt and relevant underlying data.  Also, you have not quantified the tax shield created by the revised depreciation.  Please revise accordingly.  Consider presenting the information in tabular or another useful format.

Response:

The Company has revised pages 126-127 of the Registration Statement in response to the Staff’s comment.

Market Approach, page 114

31.                               We note your response to comment 55 in our letter dated October 9, 2009 and reissue that comment.  Please revise your disclosure to quantify the relevant underlying data used by

Houlihan Smith in this approach.  Consider presenting the information in tabular or another useful format.

Response:

The Company has expanded the discussion with respect to how Houlihan Smith arrived at the fair market value of the direct real estate segment on page 128. In order to provide additional information to investors, the Company has included a disclosure of the net operating income, capitalization rates (where applicable), median percentage interest ownership and market value determined by Houlihan Smith with respect to each property type Kennedy-Wilson holds an interest in. Property level information has not been included because Kennedy Wilson’s primary business is not that of acquiring and holding for investment real estate and therefore such information is not material to investors and is not required. Over the past three years, Kennedy-Wilson’s real estate investment revenues were less than 4% of total revenues.  The vast majority of Kennedy-Wilson’s revenues are derived from real estate related services including asset management, property management and brokerage.  Kennedy-Wilson typically is a minority investor in its real estate investments, whereby it generally invests between 5-10% of the equity in each investment.  The rental income for the properties Kennedy-Wilson owns a minority interest in is not material to Kennedy-Wilson.  The average hold period for investments in which Kennedy-Wilson is the minority equity partner is generally short term in nature.

Tax Consequences of the Merger to United States Holders of Kennedy-Wilson Stock,  page 119

32.                               We note your response to comment 62 in our letter dated October 9, 2009.  Counsel continues to state that “[i]f the merger is treated as such a reorganization .  ..  .” Please revise.

Response:

The Company has revised pages 40, 70-71 and 132-134 of the Registration Statement in response to the Staff’s comment.

Business of Kennedy-Wilson, page 193

KW Investments, page 182

33.                               We note your response to comment 69 in our letter dated October 9, 2009.  Please expand your disclosure regarding Kennedy-Wilson’s method of operating its real estate properties.

Response:

The Company has revised page 208 of the Registration Statement in response to the Staff’s comment.

34.                               We note your response to comment 70 in our letter dated October 9, 2009.  We further note that Kennedy-Wilson generally acquires real estate through joint ventures.  Please include its ownership percentage of the three materially important property investments listed on page 195.

Response:

The Company has revised page 210 of the Registration Statement in response to the Staff’s comment.

35.                               Please also tell us how you determined that that these three properties are the only material ones for Kennedy-Wilson.

Response:

Kennedy-Wilson reviewed its portfolio of properties that includes wholly owned properties, majority owned properties and properties owned in joint ventures to determine its materially important properties.  The Company and Kennedy-Wilson determined that the three disclosed properties were the only material properties since Kennedy-Wilson’s ownership interest in all of its other properties average between 5% to 10% with book values ranging between $250,000 and $9.6 million with essentially break even operating results, including debt service.  The book value of the three disclosed properties are individually approximately 10% or more of the total assets or total revenues of Kennedy-Wilson.

36.                               Please update your disclosure to indicate if Kennedy-Wilson has sold any units in The Mercury building as of the date of this prospectus.

Response:

The Company has revised pages 20 and 207 of the Registration Statement in response to the Staff’s comment.

Kennedy-Wilson’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 205

Kennedy-Wilson Consolidated Financial Results and Comparison of six months ended June 30, 2009 and six months ended June 30, 2008

Revenues, page 211

37.                               We have read your response to comment 76 in our letter dated October 9, 2009.  We are still unclear why gains on sales of properties would not be more appropriately presented as a component of other income and expense on the face or your income statement.

Response:

Kennedy-Wilson includes gains and losses from the sale of properties in operating income as the acquisition and disposition of properties are part of its primary business.  The acquisition and disposition of properties is accomplished through its wholly owned properties, majority owned properties or its joint ventures investments.  In contrast to a real estate investment trust, or similar entity, whose primary business is acquiring and holding real estate for investment purposes, Kennedy-Wilson acquires properties for the purpose of redevelopment, repositioning, leasing, and disposing after the exit plan that was established at acquisition is completed.  Real estate investment trusts are required to include gains and losses from the sales of real estate as non-operating income or expense in accordance with §210.3-15(a).  Since part of Kennedy-Wilson’s business is the acquisition and disposition of real estate, we believe that the inclusion of gains or losses from the sales of real estate is in accordance with the requirements of Rule 5-03 of Regulation S-X and is consistent with the presentation of equity in joint venture income as operating income.

Executive Compensation, page 224

Kennedy-Wilson Executive Compensation,  page 224

38.                               We note your response to comment 78 in our letter dated October 9, 2009.  Please note that Kennedy-Wilson’s CD&A should fully explain how and why a named executive officer received the compensation that he or she did.  For example, you state that the increases to base salary were based on evaluations of the named executive officers’ performances for 2008.  Please specifically highlight what aspects of each individual named executive officer’s performance were considered and why the compensation committee decided to award the compensation that it did based upon that performance.  Please review your CD&A and revise accordingly.

Response:

The Company has revised pages 240-242 of the Registration Statement in response to the Staff’s comment.

39.                               On page 225, you indicate that Kennedy-Wilson’s compensation committee also took into account the compensation practices of similar companies.  Please clarify if you benchmark compensation and identify the peer companies.  If you have benchmarked different elements of your compensation against different peer groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  This disclosure should include a discussion of where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted range, include an explanation.

Response:

Kennedy-Wilson did not benchmark compensation practices at peer companies in the process of deciding compensation levels for the named executive officers.  The CD&A has been revised to remove any implication that such benchmarking took place.

40.                               On page 226, you indicate that Kennedy-Wilson’s 2008 financial performance was significantly lower than it was in 2007.  Please clarify if specific targets were used to determine performance-based compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K

Response:

Except as disclosed in response to comment number 41 below, Kennedy-Wilson did not establish specific targets to determine performance-based compensation.

41.                               Please expand your discussion of Mr. Schlesinger’s annual bonus.  We note that his bonus was “[b]ased on an evaluation of Mr. Schlesinger’s individual performance and the performance of his business unit.” Please discuss what aspects of both his individual performance and also his business unit’s performance were considered in making his bonus determination.

Response:

The Company has revised page 242 of the Registration Statement in response to the Staff’s comment.

2009 Stock Option Grants, page 228

Executive Compensation Actions in Connection with the Merger, page 229

42.                               We note that the amount of stock option awarded to Mr. Lyle has been increased since your initial filing.  Please explain when this event occurred and why.

Response:

Following the filing of the initial Registration Statement, on September 25, 2009, it was determined based upon Mr. Lyle’s considerable contributions in connection with the merger, that he should be awarded an additional 75,000 shares of restricted stock. Further, on October 22, 2009, the Company and Kennedy-Wilson agreed to adjust the number of shares of restricted stock to be granted to Kennedy-Wilson’s employees and directors and the number of shares of common stock of the Company that will be forfeited by the founders and issued to De Guardiola. The Registration Statement has been revised throughout to reflect these adjustments.

Annex A

Agreement and Plan of Merger by and among Prospect Acquisition Corp., KW Merger Sub Corp.  and Kennedy-Wilson, Inc.

43.                               We note your response to comment 91 in our letter dated October 9, 2009.  Please supplementally provide us with the following omitted schedules:

•                  Section 2.12(a) — Real Property;

•                  Section 2.16 — Transactions with Affiliates and Employees;

•                  Section 2.18(b) — Material Contracts; and

•                  Section 2.24 Brokers — Schedule of Fees and Expenses.

Response:

The Company has supplementally provided the Staff with copies of the schedules listed above.

Part II — Information Not Required in Prospectus page II-1

Item 21.  Exhibits and Financial Statement Schedules, page II-5

44.                               We note your response to comment 92 in our letter dated October 9, 2009.  Please note that Item 601(b)(10) requires that all material contracts be filed in their entirety.  Your response indicates that omitted schedules and exhibits are not material to investors, however, you do not indicate that the contracts themselves are no longer material.  To extent that contracts with omitted schedules and exhibits are still material, please file them in their entirety.  If you determine that any contracts are no longer material to investors, please remove them from your exhibit list.

Response:

The Company has amended Exhibits 10.33, 10.34 and 10.36 in response to the Staff’s comment. With respect to Exhibit 10.92, the Company filed with the initial Registration Statement the agreement in its entirety, including all schedules and exhibits. With respect to Exhibit 10.95, Kennedy-Wilson does not have a copy of the only exhibit which has been omitted, which is a floor plan that no longer accurately reflects the current office space for the lease.

45.                               We note your response to our prior comment 49.  Please include the “board books” and other relevant materials as exhibits to the registration statement as required by Item 21(c) of Form S-4.

Response:

The Company has not referred to any such materials in the Registration Statement.  Accordingly, the Company believes that such materials are not required to be filed pursuant to Item 21(c) of Form S-4.

Exhibit 5.1

46.                               We note that you have filed the legality opinion prepared by Bingham McCutchen LLP.  Within the opinion, counsel states that the opinion “is issued for the benefit of the persons to whom it is addressed.”  The opinion is addressed to “Ladies and Gentlemen.”  Please clarify to whom it is addressed, such as the board of directors, shareholders, etc.

Response:

The Company has filed a revised Exhibit 5.1 in response to the Staff’s comment.

Exhibit 8.1

47.                               We note that you have revised Exhibit 8.2 in response to comments 95 and 96 in our letter dated October 9, 2009.  Please file a revised version of Exhibit 8.1 with your next amendment.

Response:

The Company has filed a revised Exhibit 8.1 in response to the Staff’s comment.

* * * *

If you have any questions, please feel free to contact the undersigned by telephone at (617) 951-8527 or Floyd I. Wittlin at (212) 705-7466. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Laurie A. Cerveny, Esq.

Laurie A. Cerveny, Esq.

cc:                                Bob Telewicz

Kevin Woody

Floyd I. Wittlin, Esq., Bingham McCutchen LLP

Kate Ness, Esq., Bingham McCutchen LLP

David A. Minella, Prospect Acquisition Corp.

James Cahill, Prospect Acquisition Corp.

Gerald Chizever, Esq., Loeb & Loeb LLP

Lawrence Venick, Esq., Loeb & Loeb LLP

Patricia Baldowski, McGladrey & Pullen, LLP

Anthony Kitchener, KPMG LLP

William McMorrow, Kennedy-Wilson, Inc.